UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

WHIRLPOOL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-3932	38-1490038
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

2000 North M-63, Benton Harbor, Michigan		49022-2692
(Address of principal executive offices)		(Zip Code)
Pamela Klyn, Executive Vice President, Corporate Relations & Sustainability, telephone: 269-208-8232
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Whirlpool Corporation’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at
http://www.whirlpoolcorp.com/supplier-code-of-conduct/.

Item 1.02 Exhibit

The Conflict Minerals Report required by this Item 1.02 is filed as Exhibit 1.01 to this report.

SECTION 2 - EXHIBITS

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 30, 2024		WHIRLPOOL CORPORATION

	By:	/s/ JAMES W. PETERS
	Name:	James W. Peters
	Title:	Executive Vice President and Chief Financial Officer and Administrative Officer

EXHIBIT INDEX

Exhibit No.	Document

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.